Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Transition Therapeutics Inc. (“Transition”)
Suite 220 – 101 College Street
Toronto, ON M5G 1L7

Item 2:	Date of Material Change

August 31, 2016

Item 3:	News Release

A news release announcing the material change was disseminated on August 31, 2016 through Marketwire and filed on SEDAR.

Item 4:	Summary of Material Change

On August 31, 2016, OPKO Health Inc. (“OPKO”) completed its previously announced acquisition of Transition pursuant to an Arrangement Agreement, dated as of June 29, 2016 (the “Arrangement Agreement”), by and among OPKO, OPKO Global Holdings, Inc., a Cayman Islands corporation and a wholly owned subsidiary of OPKO (“Sub”), and Transition. Under the terms of the Arrangement Agreement, Sub acquired all of the equity interests of Transition (the “Arrangement”), with Transition becoming a wholly owned subsidiary of Sub.

Item 5:	Full Description of Material Change

On August 31, 2016, OPKO completed its previously announced acquisition of Transition pursuant to the Arrangement Agreement. Under the terms of the Arrangement Agreement, Sub acquired all of the equity interests of Transition, with Transition becoming a wholly owned subsidiary of Sub.

At 12:01 a.m. on August 31, 2016, the effective time of the Arrangement (the “Effective Time”), Sub acquired all of the outstanding common shares, no par value per share, of Transition (the “Transition Common Shares”) in exchange for 6,430,868 shares of OPKO’s common stock, par value $0.01 per share (the “OPKO Common Stock”). At the Effective Time, each issued and outstanding Transition Common Share (other than any Transition Common Shares held by OPKO or any OPKO affiliate) was converted and exchanged into shares of OPKO Common Stock using an exchange rate of 0.1657484 shares of OPKO Common Stock for each Transition Common Share. No fractional shares of OPKO Common Stock were issued in the Arrangement; Transition’s stockholders will receive one share of OPKO Common Stock in lieu of any fractional shares, after taking into account all of the Transition Common Shares represented by certificates or book-entries, delivered by such stockholder. All options to purchase Transition Common Shares were out-of-the money at the Effective Time and were terminated at the Effective Time.

The Arrangement was approved by Transition’s stockholders at their meeting held on August 25, 2016 and was approved by the Ontario Superior Court of Justice in its final order dated August 29, 2016.

OPKO Common Stock issued in connection with the Arrangement was issued in reliance upon an exemption from registration under U.S. federal securities laws provided by Section 3(a)(10) of the Securities Act for the issuance of securities in an exchange where the terms and conditions of such issuance and exchange are approved after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear.

Full details of the Arrangement are set out in Transition’s management information circular dated August 4, 2016, which is filed under Transition’s SEDAR profile at www.sedar.com.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Adam Logal, Vice President and Assistant Treasurer at (303) 575-4100.

Item 9:	Date of Report

September 9, 2016.